FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2006

                        Commission File Number 000-51780

                                  EUROSEAS LTD.

                                 Aethrion Center
                           40 Ag. Konstantinou Street
                             151 24 Maroussi, Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

ITEM 1.       INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached as Exhibit 1, is a copy of the Notice of Annual Meeting of Shareholders of Euroseas Ltd. (the "Company") in connection with the Annual Meeting of Shareholders of the Company to be held August 8, 2006.

                                                                    EXHIBIT 1


                                                                 July 14, 2006


                      TO THE SHAREHOLDERS OF EUROSEAS LTD.

         Enclosed is a Notice of the Annual Meeting of Shareholders of Euroseas Ltd. (the "Company") which will be held at Cetner House, Petrothalassa, 21300 Kranidi, Argolida, Greece on August 8, 2006 at 10 A.M.

         At this Annual Meeting (the "Meeting"), shareholders of the Company will consider and vote upon proposals:

     1. To elect three Class A Directors to serve for a term of two years until the 2008 Annual Meeting of Shareholders and to elect two Class B Directors for a term of three years until the 2009 Annual Meeting of Shareholders ("Proposal One");

     2. To approve an amendment to our Articles of Incorporation to effect a reverse stock split of all outstanding and authorized shares of the Company's common stock by a ratio of not less than one-for-two and not more than one-for-four at any time prior to September 1, 2007, with the exact ratio to be set at a number within this range to be determined by the Board of Directors in its discretion ("Proposal Two");

     3.   To approve the Euroseas  Ltd.  2006 Stock  Incentive  Plan  ("Proposal
          Three");

     4. To approve the appointment of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2006 ("Proposal Four"); and

     5. To transact other such business as may properly come before the meeting or any adjournment thereof.

         Adoption of Proposal One requires the affirmative vote of a plurality of the shares of common stock represented at the Meeting. Adoption of Proposal Two, Proposal Three and Proposal Four each require the affirmative vote of a majority of the shares of common stock represented at the Meeting.

         You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

         IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

                                                     Very truly yours,

                                                     /s/ Aristides J. Pittas
                                                     --------------------------
                                                     Aristides J. Pittas
                                                     Chief Executive Officer

                                  EUROSEAS LTD.
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                 AUGUST 8, 2006

         NOTICE IS HEREBY given that the Annual Meeting of the shareholders of Euroseas Ltd. (the "Company") will be held on August 8, 2006, at 10 A.M., at Cetner House, Petrothalassa, 21300 Kranidi, Argolida, Greece, for the following purposes, of which items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:

     1. To elect three Class A Directors to serve for a term of two years until the 2008 Annual Meeting of Shareholders and to elect two Class B Directors for a term of three years until the 2009 Annual Meeting of Shareholders ("Proposal One");

     2. To approve an amendment to our Articles of Incorporation to effect a reverse stock split of all outstanding and authorized shares of the Company's common stock by a ratio of not less than one-for-two and not more than one-for-four at any time prior to September 1, 2007, with the exact ratio to be set at a number within this range to be determined by the Board of Directors in its discretion ("Proposal Two");

     3.   To approve the Euroseas  Ltd.  2006 Stock  Incentive  Plan  ("Proposal
          Three");

     4. To approve the appointment of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2006 ("Proposal Four"); and

     5. To transact other such business as may properly come before the meeting or any adjournment thereof.

         The Board of Directors has fixed the close of business on July 7, 2006 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL  MEETING,
PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

         If you attend the annual meeting, you may revoke your proxy and vote in person.

                                             BY ORDER OF THE BOARD OF DIRECTORS

                                             /s/ Stephania Karmiri
                                             -----------------------------------
                                             Stephania Karmiri
                                             Secretary
July 14, 2006
Maroussi, Greece

                                  EUROSEAS LTD.
                                 AETHRION CENTER
                           40 AG. KONSTANTINOU STREET
                             151 24 MAROUSSI, GREECE

                             ----------------------

                                 PROXY STATEMENT
                                       FOR
                         ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON AUGUST 8, 2006

                            ------------------------

                 INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

         The enclosed proxy is solicited on behalf of the Board of Directors (the "Board" or the "Directors") of Euroseas Ltd., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at Cetner House, Petrothalassa, 21300 Kranidi, Argolida, Greece, on August 8, 2006, at 10 A.M., or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about July 14, 2006.

VOTING RIGHTS AND OUTSTANDING SHARES

         On July 7, 2006 (the "Record Date"), the Company had outstanding 37,860,341 shares of common stock, par value $0.01 per share (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

         The Common Shares are listed on the OTCBB under the symbol "ESEAF.OB."

REVOCABILITY OF PROXIES

         A shareholder giving a proxy may revoke it at any time before it is exercised unless such proxy is irrevocable. A proxy may be revoked by filing with the Secretary of the Company at the Company's executive office, Euroseas Ltd., Aethrion Center, 40 AG Konstantinou Street, 151 24 Maroussi, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.



                                  PROPOSAL ONE

                              ELECTION OF DIRECTORS

         The Company currently has seven directors divided into three classes. As provided in the Company's Bylaws, each director is elected to serve for a three year term and until such director's successor is elected and has qualified. The term of our three Class A Directors expired in 2005, the term of our two Class B Directors expires in 2006 and the term of our two Class C Directors expires in 2007. Since the Company was formed in May 2005, we did not hold an annual meeting in 2005. Accordingly, the existing Class A Directors have continued to serve in their capacities as Class A Directors. The Board of Directors has nominated Aristides J. Pittas, Dr. Anastasios Aslidis and Aristides P. Pittas, each Class A Directors, for re-election as Class A Directors whose term would expire at the 2008 Annual Meeting (i.e., three years from 2005 when their term would have otherwise expired). The Board has also nominated Panagiotis Kyriakopoulos and George Skarvelis, both Class B Directors, for re-election as Class B Directors whose term would expire at the 2009 Annual Meeting.

         Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby "FOR" the election of the following five nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company's Board of Directors

         Information concerning the nominees for Director of the Company is set forth below:


         Name                          Age          Position
         -----                         ----         ------------

         Aristides J. Pittas           47           Director, Class A

         Dr. Anastasios Aslidis        46           Director, Class A

         Aristides P. Pittas           54           Director, Class A

         Panagiotis Kyriakopoulos      45           Director, Class B

         George Skarvelis              45           Director, Class B


          Aristides J. Pittas has been a member of our board of directors and our Chairman and CEO since our inception on May 5, 2005. Since 1997, Mr. Pittas has also been the President of Eurochart S.A., our affiliate. Eurochart is a shipbroking company specializing in chartering and selling and purchasing ships. Since 1997, Mr. Pittas has also been the President of Eurotrade, a ship operating company and our affiliate. Since January 1995, Mr. Pittas has been the President and Managing Director of Eurobulk, our affiliate. He resigned as Managing Director in June 2005. Eurobulk is a ship management company that provides ocean transportation services. From September 1991 to December 1994, Mr. Pittas was the Vice President of Oceanbulk Maritime SA, a ship management company. From March 1990 to August 1991, Mr. Pittas served both as the Assistant to the General Manager and the Head of the Planning Department of Varnima International SA, a shipping company operating tanker vessels. From June 1987 until February 1990, Mr. Pittas was the head of the Central Planning department of Eleusis Shipyards S.A. From January 1987 to June 1987, Mr. Pittas served as Assistant to the General Manager of Chios Navigation Shipping Company in London, a company that provides ship management services. From December 1985 to January 1987, Mr. Pittas worked in the design department of Eleusis Shipyards S.A. where he focused on shipbuilding and ship repair. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle -- Upon-Tyne and a MSc in both Ocean Systems Management and Navel Architecture and Marine Engineering from the Massachusetts Institute of Technology.

          Dr. Anastasios Aslidis has been our CFO and Treasurer and member of our Board since September 2005. Prior to joining Euroseas, Dr. Aslidis was a partner at Marsoft, an international consulting firm focusing on investment and risk management in the maritime industry. Dr. Aslidis has more than 18 years of experience in the maritime industry. Between 2003 and 2005, he worked on financial risk management methods for shipowners and banks lending to the maritime industry, especially as pertaining to compliance to the Basel II Capital Accords; he was, also, consultant to the Board of Directors of shipping companies (public and private) advising in strategy development, asset selection and investment timing. Between 1993 and 2003, as part of his tenure at Marsoft, he worked on various projects including development of portfolio and risk management methods for shipowners, establishment of investments funds and structuring private equity in the maritime industry and business development for Marsoft's services. Between 1989 and 1993, Dr. Aslidis worked on economic modeling of the offshore drilling industry and on the development of a trading support system for the drybulk shipping industry on behalf of a major European owner. Dr. Aslidis holds a diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983), M.S. in Ocean Systems Management (1984) and Operations Research (1987) from the Massachusetts Institute of Technology, and a Ph.D. in Ocean Systems Management (1989) also from Massachusetts Institute of Technology.

          Aristides P. Pittas has been a member of our board of directors since our inception on May 5, 2005 and our Vice Chairman since September 1, 2005. Mr. Pittas has been a shareholder in over 70 oceangoing vessels during the last 20 years. Since February 1989, Mr. Pittas has been the Vice President of Oceanbulk Maritime SA, a ship management company. From November 1987 to February 1989, Mr. Pittas was employed in the supply department of Drytank SA, a shipping company. From November 1981 to June 1985, Mr. Pittas was employed at Trust Marine Enterprises, a brokerage house as a S+P broker. From September 1979 to November 1981, Mr. Pittas worked at Gourdomichalis Maritime SA in the operation and Freight Collection department. Mr. Pittas has a B.Sc in Economics from Athens School of Economics.

          Panagiotis Kyriakopoulos has been a member of our board of directors since our inception on May 5, 2005. Since July 2002, he has been the C.E.O. of New Television S.A., one of the leading Mass Media Companies in Greece, running television and radio stations. From July 1997 to July 2002 he was the C.E.O. of the Hellenic Post Group, the Universal Postal Service Provider, having the largest retail network in Greece for postal and financial services products. From March 1996 until July 1997, Mr. Kyriakopoulos was the General Manager of ATEMKE SA, one of the leading construction companies in Greece listed on the Athens Stock Exchange. From December 1986 to March 1996, he was the Managing Director of Globe Group of Companies, a group active in the areas of shipowning and management, textiles and food and distribution. The company was listed on the Athens Stock Exchange. From June 1983 to December 1986, Mr. Kyriakopoulos was an assistant to the Managing Director of Armada Marine S.A., a company active in international trading and shipping, owning and managing a fleet of 12 vessels. Presently he is a member of the Board of Directors of the Hellenic Post and General Secretary of the Hellenic Private Television Owners Union. He has also been an investor in the shipping industry for more than 20 years. Mr. Kyriakopoulos has a B.Sc. degree in Marine Engineering from the University of Newcastle upon Tyne and a MSc. degree in Naval Architecture and Marine Engineering with specialization in Management from the Massachusetts Institute of Technology.

          George Skarvelis has been a member of our board of directors since our inception on May 5, 2005. He has been active in shipping since 1982. In 1992, he founded Marine Spirit S.A., a ship management company. Between 1999 and 2003, Marine Spirit acted as one of the crewing managers for Eurobulk. From 1986 until 1992, Mr. Skarvelis was operations director at Markos S. Shipping Ltd. From 1982 until 1986, he worked with Glysca Compania Naviera, a management company of five vessels. Over the years Mr. Skarvelis has been a shareholder in numerous ships. He has a B.Sc. in economics from the Athens University Law School.

          Audit Committee. The Board has established an Audit Committee, consisting of three members, which is responsible for reviewing the Company's accounting controls and the appointment of the Company's outside auditors. The members of the Audit Committee are Mr. Panos Kyriakopoulos (Chairman and financial expert), Mr. Gerald Turner and Mr. George Taniskidis.

          Required Vote. Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.



                                  PROPOSAL TWO

         APPROVAL OF AMENDMENT TO ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE ISSUED AND OUTSTANDING COMMON STOCK AT A
      RATIO OF NOT LESS THAN ONE-FOR-TWO AND NOT MORE THAN ONE-FOR-FOUR AT
        ANY TIME PRIOR TO SEPTEMBER 1, 2007, WITH THE EXACT RATIO TO BE
                      DETERMINED BY THE BOARD OF DIRECTORS

General

          The Board has approved and is hereby soliciting Shareholder approval of an amendment to the Company's Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding Common Stock at a ratio of not less than one-for-two and not more than one-for-four (the "Amendment"). A vote FOR Proposal 2 will constitute approval of the Amendment providing for the combination of any number of shares of Common Stock between and including two and four into one share of Common Stock and will grant the Board the authority to select which of the approved exchange ratios within that range will be implemented. If the Shareholders approve this proposal, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the Shareholders, to select one of the approved reverse stock split ratios and effect the approved reverse stock split by filing the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of the Amendment. If the Amendment has not been filed with the Registrar of Corporations of the Republic of the Marshall Islands by the close of business on September 1, 2007, the Board of Directors will abandon the Amendment constituting the reverse stock split. If this Proposal Two becomes effective, it will not change the number of authorized shares of the Company's Common Stock. Except for any changes as a result of the treatment of fractional shares, each Shareholder will continue to hold the same percentage of Common Stock outstanding immediately prior to the reverse stock split as such Shareholder held immediately prior to the reverse stock split.

          The Board believes that by reducing the number of shares of Common Stock outstanding through the reverse stock split and thereby proportionately increasing the per share price of the Company's Common Stock, the Company's Common Stock will be able to satisfy the minimum price per share listing requirement for listing the Common Stock on the Nasdaq National Market. In addition, an increased per share price may be more appealing to institutional investors and institutional funds. The Board also believes that the Shareholders may benefit from a higher priced stock because of improved liquidity as a result of trading on the Nasdaq National Market instead of the Over The Counter Bulletin Board ("OTCBB"), the possible increased interest from institutional investors and investment funds and lower trading costs.

          The Board believes that Shareholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with maximum flexibility to achieve the purposes of the reverse stock split. If the Shareholders approve Proposal 2, the reserve stock split will be effected, if at all, only upon a determination by the Board that the reverse stock split is in the Company's and the Shareholders' best interests at that time. In connection with any determination to effect the reverse stock split, the Board will set the time for such a split and select a specific ratio within the range. These determinations will be made by the Board with the intention to create the greatest marketability for the Company's Common Stock based upon prevailing market conditions at that time.

          The Board reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that this proposal is no longer in the best interests of the Company's Shareholders.

Purpose of the Reverse Stock Split

          The purpose of the reverse stock split is to increase the per share trading value of the Company's Common Stock. The Board intends to effect the proposed reverse stock split only if it believes that a decrease in the number of shares outstanding is likely to improve the trading price for the Company's Common Stock, and only if the implementation of a reverse stock split is determined by the Board to be in the best interest of the Company and its Shareholders. The Board may exercise its discretion not to implement a reverse stock split.

          The Company believes that by effecting the reverse split it will be able to satisfy the minimum price per share listing requirement for listing the Common Stock on the Nasdaq National Market. In addition, the Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a reverse stock split, the Company believes it may be able to raise its Common Stock price to a level where the Company's Common Stock could be viewed more favorably by potential investors.

          Other investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher stock price after a reverse stock split could alleviate this concern.

          The combination of being listed on the Nasdaq National Market and the lower transaction costs and increased interest from institutional investors and investment funds could have the effect of improving the trading liquidity of the Company's Common Stock.

          The Company's Common Stock currently trades on the OTCBB under the symbol "ESEAF.OB". The Company would like to trade on the Nasdaq National Market. The Nasdaq National Market has several listing criteria that companies must satisfy in order to initially be listed. One of these criteria is that the Company's Common Stock have a trading price that is greater than or equal to $5.00 per share. Currently, the Company does not satisfy this requirement. The Company believes that by effecting a reverse split, it will be able to satisfy this listing requirement.

Certain Risk Factors Associated with the Reverse Stock Split

     o While the Board believes that a higher stock price may help generate investor interest, there can be no assurance that the reverse stock split will result in any particular price for the Company's Common Stock or result in a per-share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of the Company's Common Stock may not necessarily improve.

     o There can be no assurance that the market price per new share of the Company's Common Stock after a reverse stock split will remain unchanged or increase in proportion to the reduction in the number of old shares of the Company's Common Stock outstanding before the reverse stock split. For example, based on the closing price of the Company's Common Stock on July 5, 2006 of $3.10 per share, if the reverse stock split was implemented and approved for a reverse stock split ratio of 1-for-3, there can be no assurance that the post-split market price of the Company's Common Stock would be $9.30 or greater. Accordingly, the total market capitalization of the Company's Common Stock after the reverse stock split may be lower than the total market capitalization before the reverse stock split. Moreover, in the future, the market price of the Company's Common Stock following the reverse stock split may not exceed or remain higher than the market price prior to the reverse stock split.

     o If the reverse stock split is effected and the market price of the Company's Common Stock declines, the percentage decline may be greater than would occur in the absence of a reverse stock split. The market price of the Company's Common Stock will, however, also be based on performance and other factors, which are unrelated to the number of shares outstanding. Furthermore, the liquidity of the Company's Common Stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Impact of the Proposed Reverse Stock Split if Implemented

          If approved and effected, the reverse stock split will be realized simultaneously and in the same ratio for all of the Company's Common Stock. The reverse stock split will affect all holders of the Company's Common Stock uniformly and will not affect any Shareholder's percentage ownership interest in the Company, except to the extent that the reverse stock split would result in any holder of the Company's Common Stock receiving fractional shares, in which event such fractional share shall be rounded up to the next whole share. As described below, a holder of the Company's Common Stock otherwise entitled to a fractional share as a result of the reverse stock split will have such fractional share rounded up to the next whole share. In addition, the reverse stock split will not affect any Shareholder's proportionate voting power (subject to the treatment of fractional shares). After the reverse stock split, the number of authorized shares of Common Stock will remain at 100,000,0000 shares and the number of unissued shares of Common Stock will be approximately 81,069,830 to 90,534,915 shares depending upon the reverse stock split ratio selected by the Board. The Company does not have any current plans, proposals or arrangements (written or otherwise) to issue any additional shares other than pursuant to exercise of outstanding warrants.

          The principal effects of the reverse stock split will be that:

     o depending on the ratio for the reverse stock split selected by the Board, a certain number of shares of the Company's Common Stock owned by a Shareholder will be combined into one new share of Common Stock;

     o the number of shares of Common Stock issued and outstanding will be reduced from 37,860,341 shares to a range of approximately 9,465,085 shares to 18,930,170 shares, depending upon the reverse stock split ratio selected by the Board, but the number of authorized shares of Common Stock will remain the same; and

     o based upon the reverse stock split ratio selected by the Board, proportionate adjustments will be made to the per-share exercise price and the number of shares issuable upon the exercise of all outstanding warrants entitling the holders to purchase shares of Common Stock, which will result in approximately the same aggregate price being required to be paid for such warrants upon exercise immediately preceding the reverse stock split.

          In addition, if approved and implemented, the reverse stock split may result in some Shareholders owning "odd lots" of less than 100 shares of Common Stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares. The Board believes, however, that these potential effects are substantially outweighed by the benefits of the reverse stock split.

Effective Date

          The proposed reverse stock split of the Common Stock would become effective as of 11:59 p.m., Eastern Time, (the "Effective Date") on the date of filing the Amendment with the office of the Registrar of Corporations of the Republic of the Marshall Islands. On the Effective Date, shares of the Company's Common Stock issued and outstanding immediately prior thereto will be combined, automatically and without any action on the part of the Shareholders, into one share of the Company's Common Stock in accordance with the reverse stock split ratio determined by the Board.

          After the Effective Date, the Company will continue to be subject to periodic reporting and other requires of the Securities Exchange Act of 1934, as amended. The Company's Common Stock will continue to be reported on the OTCBB under the symbol "ESEAF.OB" until such time as it qualifies for listing on the Nasdaq National Market.

Board Discretion to Implement the Reverse Stock Split

          If the reverse stock split is approved by the Company's Shareholders, it will be effected, if at all, only upon a determination by the Board that a reverse stock split (at a ratio determined by the Board as described above) is in the best interests of the Company and the Shareholders. The Board's determination as to whether the reverse stock split will be effected and, if so, at what ratio, will be based upon certain factors, including existing and expected marketability and liquidity of the Company's Common Stock, prevailing market conditions and the likely effect on the market price of the Company's Common Stock. If the Board determines to effect the reverse stock split, the Board will consider various factors in selecting the ratio including the overall market conditions at the time and the recent trading history of the Common Stock.

Fractional Shares

          Shareholders will not receive fractional post-reverse stock split shares in connection with the reverse stock split. Instead, each fractional share will be rounded up to the next whole share ("Round Up Share").

          If a Shareholder does not hold sufficient shares of the Company's Common Stock to receive at least one share in the reverse stock split and wants to continue to hold the Company's Common Stock after the reverse stock split, a Shareholder may do so by taking either of the following actions far enough in advance so that it is completed by the Effective Date:

     1) purchase a sufficient number of shares of the Company's Common Stock so that the Shareholder holds at least an amount of shares of the Company's Common Stock in their account prior to the reverse stock split that would entitle the Shareholder to receive at least one share of the Company's Common Stock on a post-reverse stock split basis; or

     2) if applicable, consolidate the Shareholder's accounts so that the Shareholder holds at least an amount of shares of the Company's Common Stock in one account prior to the reverse stock split that would entitle the Shareholder to receive at least one share of Common Stock on a post-reverse stock split basis. Shares held in registered form (that is, by the Shareholder in the Shareholder's name in the Company's stock records maintained by the Company's transfer agent) and shares held in "street name" (that is, shares held by a Shareholder through a bank, broker or other nominee), for the same investor will be considered held in separate accounts and will not be aggregated when effecting the reverse stock split.

Effect on Beneficial Holders of Common Stock (i.e. Shareholders who hold in "street name")

          Upon the reverse stock split, the Company intends to treat shares held by Shareholders in "street name," through a bank, broker or other nominee, in the same manner as registered Shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding the Company's Common Stock in "street name". However, these banks, brokers or other nominees may have different procedures than registered Shareholders for processing the reverse stock split. If a Shareholder holds shares of the Company's Common Stock with a bank, broker or other nominee and has any questions in this regard, Shareholders are encouraged to contact their bank, broker or other nominee.

Effect on Registered "Book-Entry" Holders of Common Stock (i.e. Shareholders that are registered on the transfer agent's books and records but do not hold stock certificates)

          Certain of the Company's registered holders of Common Stock may hold some or all of their shares electronically in book-entry form with the Company's transfer agent. These Shareholders do not have stock certificates evidencing their ownership of the Company's Common Stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts.

          If a Shareholder holds registered shares in book-entry form with the transfer agent, no action needs to be taken to receive post-reverse stock split shares. If a Shareholder is entitled to post-reverse stock split shares, a transaction statement will automatically be sent to the Shareholder's address of record indicating the number of shares of Common Stock held following the reverse stock split.

Effect on Certificated Shares

          Shareholders holding shares of the Company's Common Stock in certificate form will be sent a transmittal letter by American Stock Transfer and Trust Company as soon as practicable after the Effective Date. The letter of transmittal will contain instructions on how a Shareholder should surrender his or her certificate(s) representing shares of the Company's Common Stock ("Old Certificates") to the transfer agent in exchange for certificates representing the appropriate number of whole shares of post-reverse stock split Common Stock ("New Certificates"). No New Certificates will be issued to a Shareholder until such Shareholder has surrendered all Old Certificates, together with a properly completed and executed letter of transmittal, to the transfer agent. No Shareholder will be required to pay a transfer or other fee to exchange his, her or its certificates.

          Shareholders will then receive a New Certificate(s) representing the number of whole shares of Common Stock to which they are entitled as a result of the reverse stock split. Until surrendered, the Company will deem outstanding Old Certificates held by Shareholders to be canceled and only to represented the number of whole shares of post-reverse stock split Common Stock to which these Shareholders are entitled.

          Any Old Certificates submitted for exchange, whether because of a sale, transfer or other disposition of stock, will automatically be exchanged for New Certificates.

          If an Old Certificate has a restrictive legend on the back of the Old Certificate(s), the New Certificate will be issued with the same restrictive legends that are on the back of the Old Certificate(s).

SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY STOCK CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Accounting Matters

          The reverse stock split will not affect the stated capital attributable to the Common Stock. The par value of a share of the Company's Common Stock will be adjusted proportionally. Reported per-share net income or loss will be higher because there will be fewer shares of Common Stock outstanding.

Potential Anti-Takeover Effect

          The proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect. For example, the issuance of a large block of Common Stock could dilute the stock ownership of a person seeking to effect a change in the composition of the Board or contemplating a tender offer or other transaction for the combination of the Company with another company. However, the reverse stock split proposal is not being proposed in response to any effort of which the Company is aware to accumulate shares of Common stock or obtain control of the Company, nor is it part of a plan by management to recommend to the Board and Shareholders a series of amendments to the Company's Articles of Incorporation. Other than the proposal for the reverse stock split, the Board does not currently contemplate recommending the adoption of any other amendments to the Company's Articles of Incorporation that could be construed to reduce or interfere with the ability of third parties to take over or change the control of the Company.

No Appraisal Rights

          Under the Marshall Islands Business Corporations Act, the Company's Shareholders are not entitled to appraisal rights with respect to the reverse stock split, and the Company will not independently provide Shareholders with any such right.

United States Federal Income Tax Consequences Of The Reverse Stock Split

          The following is summary of certain material United Stated federal income tax consequences of the reverse stock split and does not purport to be a complete discussion of all of the possible federal income tax consequences of the reverse stock split. This summary is included for general information only. Further, it does not address any state, local or foreign income or other tax consequences. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. The discussion is based on the provision of the United States federal income tax law as of the date hereof, which is subject to change retroactively as well as prospectively. This summary also assumes that the pre-reverse stock split shares were, and the post-reverse stock split shares will be, held as a "capital asset," as defined in the Internal Revenue Code of 1986, as amended (i.e., generally, property held for investment) (the "Code"). The tax treatment of a shareholder may vary depending upon the particular facts and circumstances of such shareholder. Each shareholder is urged to consult with such shareholder's own tax advisor with respect to the tax consequences of the reverse stock split. As used herein, the term "United States holder" means a shareholder that is, for federal income tax purposes: a citizen or resident of the United States; a corporation or other entity taxed as a corporation created or organized in or under the laws of the United States, any state of the United States or the District of Columbia; an estate the income of which is subject to federal income tax regardless of its source; or a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decision of the trust.

          No gain or loss should be recognized by a United States holder upon such shareholder's exchange of pre-reverse stock split shares for post-reverse stock split shares pursuant to the reverse stock split.

          In the reverse stock split, the tax basis will be the same as the United States holder's aggregate tax basis in the pre-reverse stock split shares exchanged therefore. In general, United States holders who receive Round Up Shares in exchange for their fractional share interests in the post-reverse stock split shares as a result of the reverse stock split will not recognize gain or loss as a result of receiving such Round Up Shares. The United States holder's holding period for the post-reverse stock split shares (including Round-Up Shares) will include the period during which the United States holder held the pre-reverse stock split shares surrendered in the reverse stock split.

          The Company's view regarding the tax consequences of the reverse stock split is not binding on the Internal Revenue Service or the courts. Accordingly, each United States holder should consult with his or her own tax advisor with respect to all of the potential tax consequences to him or her of the reverse stock split.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROXY STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SHAREHOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) SHAREHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

          This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular shareholder. Shareholders are urged to consult their own tax advisors as to the tax consequences in their particular circumstances.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO AMEND THE ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT AT A RATIO OF NOT LESS THAN ONE-FOR-TWO AND NOR MORE THAN ONE-FOR-FOUR ANY TIME PRIOR TO SEPTEMBER 1, 2007, WITH THE EXACT RATIO TO BE DETERMINED BY THE BOARD OF DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.



                                 PROPOSAL THREE

             APPROVAL OF THE EUROSEAS LTD. 2006 STOCK INCENTIVE PLAN

          The Board is submitting for approval at the Meeting the Euroseas Ltd. 2006 Stock Incentive Plan.

          The following is a summary of the Euroseas Ltd. 2006 Stock Incentive Plan (the "Plan"). This summary is qualified in its entirety by reference to the complete text of the Plan. Shareholders are urged to read the actual text of the Plan in its entirety which is set forth as Appendix "A" to this Proxy Statement.

Purpose

          The Plan is designed to provide certain key persons with incentives to
(a) enter into and remain in the service of the Company, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company.

Administration

          The Plan shall be administered by the Company's Board of Directors (the "Administrator"). The Administrator shall have the authority to (i) exercise all of the powers granted to it under the Plan, (ii) construe, interpret and implement the Plan and any award agreements in connection therewith (the "Award Agreements") in its sole discretion, (iii) prescribe, amend and rescind rules and regulations relating to the Plan, (iv) make all determinations necessary or advisable in administering the Plan and (v) correct any defect, supply any omission and reconcile any inconsistency in the Plan. Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Administrator may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities to any person or persons selected by it.

Persons Eligible for Awards

          The persons eligible to receive awards under the Plan are those officers, directors, and executive, managerial, administrative and professional employees of the Company, (collectively, "key persons") as the Administrator in its sole discretion shall select based upon such factors as the Administrator shall deem relevant.

Types of Awards Under Plan

          Awards may be made under the Plan in the form of (a) incentive stock options, (b) non-qualified stock options, (c) stock appreciation rights, (d) dividend equivalent rights, (e) restricted stock, (f) unrestricted stock, (g) restricted stock units and (h) performance shares. The term "award" means any of the foregoing.

Shares Available for Awards

          The aggregate number of shares of common stock of the Company ("Common Stock") with respect to which options or restricted shares may at any time be granted under the Plan are 1,800,000 shares of Common Stock. Upon certain changes in Common Stock, the number of shares of Common Stock available for issuance with respect to awards that may be granted under the Plan, shall be adjusted pursuant to the terms of the Plan.

Grant of Stock Options, Stock Appreciation Rights, Restricted Stock Units and Dividend Equivalent Rights

          The Administrator may grant (i) incentive stock options and non-qualified stock options ("options") to purchase shares of Common Stock from the Company, (ii) share appreciation rights and (iii) restricted stock units, to such key persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions, as the Administrator shall determine, in its sole discretion, subject to the provisions of the Plan.

          The option exercise price per share shall be determined by the Administrator in its sole discretion; provided, however, that the option exercise price of an incentive stock option shall be at least 100% of the fair market value of a share of Common Stock on the date the option is granted, and provided further that in no event shall the option exercise price be less than the par value of a share of Common Stock.

          An incentive stock option may not be granted under the Plan to an individual who, at the time the option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of his employer corporation or of its parent or subsidiary corporations (as such ownership may be determined for purposes of section 422(b)(6) of the Code) unless (i) at the time such incentive stock option is granted the option exercise price is at least 110% of the fair market value of the shares subject thereto and (ii) the incentive stock option by its terms is not exercisable after the expiration of 5 years from the date it is granted.

          The period during which an option or stock appreciation right may be exercised shall be determined by the Administrator in its sole discretion; provided, however, that no option or a stock appreciation right shall be exercisable more than 10 years after the date of grant, and provided further that, except as and to the extent otherwise provided in the Plan, no option or stock appreciation right shall be exercisable prior to the first anniversary of the date of grant.

          The Administrator may, in its sole discretion, include in any Award Agreement with respect to an option, stock appreciation right or performance shares, a dividend equivalent right entitling the grantee to receive amounts equal to the ordinary dividends that would be paid, during the time such award is outstanding and unexercised, on the shares of Common Stock covered by such award if such shares were then outstanding. The Administrator shall also determine such terms and conditions as the Administrator shall deem appropriate.

Exercise of Options, Stock Appreciation Rights and Restricted Stock Units

          Options, stock appreciation rights and restricted stock units shall be exercisable at such times and under such conditions as set forth in the corresponding Award Agreement, but in no event shall any such award be exercisable prior to the first anniversary or subsequent to the tenth anniversary of the date on which such award was granted.

Termination of Employment

          Except to the extent otherwise provided in the Plan, a grantee who incurs a termination of employment may exercise any outstanding option or stock appreciation right on the following terms and conditions: (i) exercise may be made only to the extent that the grantee was entitled to exercise the award on the termination of employment date; and (ii) exercise must occur within three months after termination of employment but in no event after the original expiration date of the award.

          If a grantee incurs a termination of employment as the result of a dismissal for cause or resignation without the Company's prior consent, as applicable, all options and stock appreciation rights not theretofore exercised shall terminate upon the grantee's termination of employment.

          If a grantee incurs a termination of employment as the result of his retirement, disability or death, then any outstanding option, stock appreciation right or restricted stock unit shall be exercisable pursuant to its terms.

Transferability of Options, Stock Appreciation Rights and Restricted Stock Units

          Except as otherwise provided in an applicable Award Agreement evidencing an option, stock appreciation right or restricted stock unit, during the lifetime of a grantee, each such award granted to a grantee shall be exercisable only by the grantee and no such award shall be assignable or transferable otherwise than by will or by the laws of descent and distribution.

Grant of Restricted Stock

          The Administrator may grant restricted shares of Common Stock to such key persons, in such amounts, and subject to such vesting and forfeiture provisions and other terms and conditions as the Administrator shall determine in its sole discretion, subject to the provisions of the Plan. Restricted stock awards may be made independently of or in connection with any other award under the Plan. Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as otherwise specifically provided in the Plan or the applicable restricted stock agreement. A grantee's termination of employment for any reason (including death) shall cause the immediate forfeiture of all shares of restricted stock that have not yet vested as of the date of such termination of employment. All dividends paid on such shares also shall be forfeited.

Grant of Unrestricted Stock

          The Administrator may grant (or sell at a purchase price at least equal to par value) shares of Common Stock free of restrictions under the Plan to such key persons and in such amounts and subject to such forfeiture provisions as the Administrator shall determine in its sole discretion. Shares may be thus granted or sold in respect of past services or other valid consideration.

Grant of Performance Shares

          The Administrator may grant performance share awards to such key persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions, as the Administrator shall in its sole discretion determine, subject to the provisions of the Plan. Such an award shall entitle the grantee to acquire shares of Common Stock, or to be paid the value thereof in cash, as the Administrator shall determine, if specified performance goals are met. Performance shares may be awarded independently of, or in connection with, any other award under the Plan. Except as may otherwise be provided by the Administrator at any time prior to a grantee's termination of employment, the rights of a grantee of a performance share award shall automatically terminate upon the grantee's termination of employment by the Company or its subsidiaries for any reason (including death). Performance shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as otherwise specifically provided in the Plan or the applicable Award Agreement.

Amendment of the Plan; Modification of Awards

          The Board may from time to time suspend, discontinue, revise or amend the Plan in any respect whatsoever, except that no such amendment shall materially impair any rights or materially increase any obligations under any award theretofore made under the Plan without the consent of the grantee (or, upon the grantee's death, the person having the right to exercise the award).

          Stockholder approval shall be required with respect to any amendment to the Plan that (i) increases the aggregate number of shares that may be issued pursuant to incentive stock options or changes the class of employees eligible to receive such options; or (ii) materially increases the benefits under the Plan to persons whose transactions in Common Stock are subject to section 16(b) of the Securities Exchange Act of 1934 Act, as amended, or increases the benefits under the Plan to such person, or materially increases the number of shares which may be issued to such persons, or materially modifies the eligibility requirements affecting such persons.

          The Administrator may cancel any award under the Plan. The Administrator may also amend any outstanding Award Agreement, including, without limitation, by amendment which would: (i) accelerate the time or times at which the award becomes unrestricted or may be exercised, provided that, except as otherwise provided in the Plan, no option, stock appreciation right or restricted stock unit shall be exercisable prior to the first anniversary of its date of grant; (ii) waive or amend any goals, restrictions or conditions set forth in the Award Agreement; or (iii) waive or amend certain provisions of the Plan with respect to the termination of the award upon termination of employment. However, any such cancellation or amendment (other than in certain specified instances) that materially impairs the rights or materially increases the obligations of a grantee under an outstanding award shall be made only with the consent of the grantee (or, upon the grantee's death, the person having the right to exercise the award).

Nonassignability

          Except as otherwise provided in the Plan: (a) no award or right granted to any person under the Plan or under any Award Agreement shall be assignable or transferable other than by will or by the laws of descent and distribution; and (b) all rights granted under the Plan or any Award Agreement shall be exercisable during the life of the grantee only by the grantee or the grantee's legal representative.

Withholding Taxes

          Whenever cash is to be paid pursuant to an award under the Plan, the Company shall be entitled to deduct therefrom an amount sufficient in its opinion to satisfy all federal, state and other governmental tax withholding requirements related to such payment. Whenever shares of Common Stock are to be delivered pursuant to an award under the Plan, the Company shall be entitled to require as a condition of delivery that the grantee remit to the Company an amount sufficient in the opinion of the Company to satisfy all federal, state and other governmental tax withholding requirements related thereto.

Change in Control

          Unless the Administrator provides otherwise in a Award Agreement, upon the occurrence of a Change in Control (as defined in Section 3.8 of the Plan):
(a) any award then outstanding shall become fully vested and any award in the form of an option, stock appreciation right or restricted stock unit shall be immediately exercisable; (b) to the extent permitted by law, the Administrator may, in its sole discretion, amend any Award Agreement in such manner as it deems appropriate; and (c) a grantee who incurs a termination of employment for any reason, other than a dismissal for cause, concurrent with or within one year following the Change in Control may exercise any outstanding option, stock appreciation right or restricted stock unit, but only to the extent that the grantee was entitled to exercise the award on his termination of employment date.

Termination of Plan

          Unless sooner terminated by the Board, the provisions of the Plan respecting the grant of incentive stock options shall terminate on the tenth anniversary of the adoption of the Plan by the Board, and no incentive stock option awards shall thereafter be made under the Plan. All such awards made under the Plan prior to its termination shall remain in effect until such awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Award Agreements.

Federal Income Tax Consequences

          Restricted Stock. The recognition of income from an award of restricted stock for federal income tax purposes depends on the restrictions imposed on the shares. Generally, taxation will be deferred until the first taxable year the shares are no longer subject to substantial risk of forfeiture. At the time the restrictions lapse, the employee will recognize ordinary income equal to the then fair market value of the stock. The employee may, however, make an election to include the value of the shares in gross income in the year of award despite such restrictions. Generally, the Company will be entitled to deduct the fair market value of the shares transferred to the employee as a business expense in the year the employee includes the compensation in income.

          Restricted Stock Units. Generally, an employee will not recognize ordinary income until Common Stock, cash, or other property become payable under the restricted stock unit, even if the award vests in an earlier year. The Company will generally be entitled to deduct the amount the employee includes in income as a business expense in the year of payment.

          Nonqualified Stock Options. Nonqualified stock options granted under the Plan will not be taxable to an employee at grant but generally will result in taxation at exercise, at which time the employee will recognize ordinary income in an amount equal to the difference between the option's exercise price and the fair market value of the shares on the exercise date. The Company will be entitled to deduct a corresponding amount as a business expense in the year the employee recognizes this income.

          Incentive Stock Options. An employee will generally not recognize ordinary income on receipt or exercise of an incentive stock option so long as he or she has been an employee of the Company or its subsidiaries from the date the incentive stock option was granted until three months before the date of exercise; however, the amount by which the fair market value of the shares on the exercise date exceeds the exercise price is an adjustment in computing the employee's alternative minimum tax in the year of exercise. If the employee holds the shares of Common Stock received on exercise of the incentive stock option for one year after the date of exercise (and for two years from the date of grant of the incentive stock option), any difference between the amount realized upon the disposition of the shares and the amount paid for the shares will be treated as long-term capital gain (or loss, if applicable) to the employee. If the employee exercises an incentive stock option and satisfies these holding period requirements, the Company may not deduct any amount in connection with the incentive stock option.

          If an employee exercises an incentive stock option but engages in a "disqualifying disposition" by selling the shares acquired on exercise before the expiration of the one and two-year holding periods described above, the employee generally will recognize ordinary income (for regular income tax purposes only) in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price; and any excess of the amount realized on the disposition over the fair market value on the date of exercise will be taxed as long- or short-term capital gain (as applicable). If, however, the fair market value of the shares on the date of disqualifying disposition is less than on the date of exercise, the employee will recognize ordinary income equal only to the difference between the amount realized on the disqualifying disposition and the exercise price. In either event, the Company will be entitled to deduct an amount equal to the amount constituting ordinary income to the employee in the year of the disqualifying disposition.

          Stock Appreciation Rights. In general, there are no immediate tax consequences to an employee when a stock appreciation right is granted. When an employee exercises the right to the appreciation in fair market value of shares represented by a stock appreciation right, payments made in Common Stock are normally includable in the employee's gross income for regular income tax purposes. The Company will be entitled to deduct the same amount as a business expense in the same year. The includable amount and corresponding deduction each equal the fair market value of the Common Stock payable on the date of exercise.

          Other Stock-Based Awards/Incentive Awards. Any cash payments or the fair market value of any Common Stock or other property an employee receives in connection with other stock-based awards, incentive awards, or as unrestricted payments equivalent to dividends on unfunded awards or on restricted stock are includable in income in the year received or made available to the employee without substantial limitations or restrictions. Generally, the Company will be entitled to deduct the amount the employee includes in income as a business expense in the year of payment.

          Deductibility of Awards. Section 162(m) of the United States Internal Revenue Code places a $1,000,000 annual limit on the amount of compensation paid to certain of its executives which may be deducted by the Company. The limit, however, does not apply to "qualified performance-based compensation." The Plan will be operated in a manner so that any awards paid thereunder are treated as "qualified performance-based compensation."

          Other Tax Consequences. State tax consequences may in some cases differ from those described above. Awards under the Plan may in some instances be made to employees who are subject to tax in jurisdictions other than the United States and may result in tax consequences differing from those described above.

          Required Vote. Approval of Proposal Three will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote in the election.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE EUROSEAS 2006 STOCK INCENTIVE PLAN. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.



                                  PROPOSAL FOUR

                           APPROVAL OF APPOINTMENT OF
                              INDEPENDENT AUDITORS

          The Board is submitting for approval at the Meeting the selection of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2006.

          Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

          All services rendered by the independent auditors are subject to review by the Audit Committee.

          Required Vote. Approval of Proposal Four will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote in the election.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE, HADJIPAVLOU, SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

          The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

          Abstentions will not be counted in determining whether Proposals One, Two, Three or Four have been approved.

                                  OTHER MATTERS

          No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

                                                By Order of the Directors


                                                /s/ Stephania Karmiri
                                                -------------------------------
                                                    Stephania Karmiri
                                                    Secretary

July 14, 2006
Maroussi, Greece

                                   APPENDIX A

                                 EUROSEAS LTD.
                            2006 STOCK INCENTIVE PLAN

                                   ARTICLE I.
                                     General

1.1      Purpose

         The Euroseas Ltd. 2006 Stock Incentive Plan (the "Plan") is designed to provide certain key persons, on whose initiative and efforts the successful conduct of the business of Euroseas Ltd. (the "Company") depends, with incentives to (a) enter into and remain in the service of the Company, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company.

1.2      Administration

          (a) Administration by Board of Directors. The Plan shall be administered by the Company's Board of Directors (the "Administrator"), which shall act at all times so as to avoid inclusion of any amount in gross income pursuant to Section 409A of the Code. The Administrator shall have the authority
(i) to exercise all of the powers granted to it under the Plan, (ii) to construe, interpret and implement the Plan and any Award Agreements executed pursuant to Section 2.1 in its sole discretion with all such determinations being final, binding and conclusive, (iii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing its own operations, (iv) to make all determinations necessary or advisable in administering the Plan, and (v) to correct any defect, supply any omission and reconcile any inconsistency in the Plan.

          (b) Administrator Action. Actions of the Administrator shall be taken by the vote of a majority of its members. Any action may be taken by a written instrument signed by a majority of the Administrator members, and action so taken shall be fully as effective as if it had been taken by a vote at a meeting. Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Administrator may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities to any person or persons selected by it, and may revoke any such allocation or delegation at any time.

1.3      Persons Eligible for Awards

         The persons eligible to receive awards under the Plan are those officers, directors, and executive, managerial, administrative and professional employees of the Company, (collectively, "key persons") as the Administrator in its sole discretion shall select, taking into account the duties of the key persons, their present and potential contributions to the success of the Company, and such other factors as the Administrator shall deem relevant in connection with accomplishing the purpose of the Plan. The Administrator may from time to time, in its sole discretion, determine that any key person shall be ineligible to receive awards under the Plan.

1.4      Types of Awards Under Plan

         Awards may be made under the Plan in the form of (a) incentive stock options, (b) non-qualified stock options, (c) stock appreciation rights, (d) dividend equivalent rights, (e) restricted stock, (f) unrestricted stock, (g) restricted stock units, and (h) performance shares, all as more fully set forth in Article II. The term "award" means any of the foregoing. No incentive stock option may be granted to a person who is not an employee of the Company on the date of grant. Notwithstanding any provision of the Plan, to the extent any award would be subject to Section 409A of the Code, no such award may be granted if it would fail to comply with the requirements set forth in Section 409A of the Code.

1.5      Shares Available for Awards

          (a) Aggregate Number Available. Subject to the provisions of this
Section 1.5, the aggregate number of shares of common stock of the Company ("Common Stock") with respect to which options or restricted shares may at any time be granted under the Plan are 1,800,000 shares of Common Stock.

          (b) Shares Issued; Certificate Legends. Shares issued pursuant to the Plan may be authorized but unissued Common Stock. The Administrator may direct that any stock certificate evidencing shares issued pursuant to the Plan shall bear a legend setting forth such restrictions on transferability as may apply to such shares.

          (c) Adjustment Upon Changes in Common Stock. Upon certain changes in Common Stock, the number of shares of Common Stock available for issuance with respect to awards that may be granted under the Plan pursuant to Section 1.5(a), shall be adjusted pursuant to Section 3.7.

          (d) Certain Shares to Become Available Again. The following shares of Common Stock shall again become available for awards under the Plan: any shares that are subject to an award under the Plan and that remain unissued upon the cancellation or termination of such award for any reason whatsoever; any shares of restricted stock forfeited pursuant to Section 2.7(e), provided that any dividends paid on such shares are also forfeited pursuant to such Section 2.7(e); and any shares in respect of which a stock appreciation right or performance share award is settled for cash.

          (e) Individual Limit. Except for the limits set forth in this Section 1.5(e) and 2.2(i), no provision of this Plan shall be deemed to limit the number or value of shares with respect to which the Administrator may make awards to any eligible person. Subject to adjustment as provided in Section 3.7, the total number of shares of Common Stock with respect to which awards may be granted to any one employee of the Company during any one calendar year shall not exceed 600,000 shares. Stock options and stock appreciation rights granted and subsequently canceled or deemed to be canceled in a calendar year count against this limit even after their cancellation. The provisions of this Section 1.5(e) shall not apply in any circumstance with respect to which the Administrator determines that compliance with Section 162(m) of the Code is not necessary.

1.6      Definitions of Certain Terms

          (a) The "Fair Market Value" of a share of Common Stock on any day shall be the closing price on the Nasdaq National Market (or the Over the Counter Bulletin Board, if not trading on the Nasdaq National Market) as reported for such day in The Wall Street Journal or, if no such price is reported for such day, the average of the high bid and low asked price of Common Stock as reported for such day. If no quotation is made for the applicable day, the Fair Market Value of a share of Common Stock on such day shall be determined in the manner set forth in the preceding sentence using quotations for the next preceding day for which there were quotations, provided that such quotations shall have been made within the ten (10) business days preceding the applicable day. Notwithstanding the foregoing, if deemed necessary or appropriate by the Administrator, the Fair Market Value of a share of Common Stock on any day shall be determined by the Administrator based on independent pricing sources. In no event shall the Fair Market Value of any share of Common Stock be less than its par value.

          (b) The term "incentive stock option" means an option that is intended to qualify for special federal income tax treatment pursuant to sections 421 and 422 of the Code as now constituted or subsequently amended, or pursuant to a successor provision of the Code, and which is so designated in the applicable Award Agreement. Any option that is not specifically designated as an incentive stock option shall under no circumstances be considered an incentive stock option. Any option that is not an incentive stock option is referred to herein as a "non-qualified stock option."

          (c) The term "cause" in connection with a termination of employment or Board membership by reason of a dismissal for cause shall mean:

               (i) to the extent that there is an employment, severance or other agreement governing the relationship between the grantee and the Company, a Company subsidiary or a Company joint venture, which agreement contains a definition of "cause," cause shall consist of those acts or omissions that would constitute "cause" under such agreement; and otherwise,

               (ii) the grantee's termination of employment or Board membership by the Company or an affiliate on account of any one or more of the following:

                    (A) any failure by the grantee substantially to perform the grantee's employment or Board membership duties;

                    (B) any excessive unauthorized absenteeism by the grantee;

                    (C) any refusal by the grantee to obey the lawful orders of the Board or any other person or Administrator to whom the grantee reports;

                    (D) any act or omission by the grantee that is or may be
               injurious to the Company, monetarily or otherwise;

                    (E) any act by the grantee that is inconsistent with the
               best interests of the Company;

                    (F) the grantee's material violation of any of the Company's policies, including, without limitation, those policies relating to discrimination or sexual harassment;

                    (G) the grantee's unauthorized (a) removal from the premises of the Company or an affiliate of any document (in any medium or form) relating to the Company or an affiliate or the customers or clients of the Company or an affiliate or (b) disclosure to any person or entity of any of the Company's, or its affiliates' confidential or proprietary information;

                    (H) the grantee's commission of any felony, or any other
               crime involving moral turpitude; and

                    (I) the grantee's commission of any act involving dishonesty or fraud.

         Any rights the Company may have hereunder in respect of the events giving rise to cause shall be in addition to the rights the Company may have under any other agreement with a grantee or at law or in equity. Any determination of whether a grantee's employment or Board membership is (or is deemed to have been) terminated for cause shall be made by the Administrator in its discretion, which determination shall be final, binding and conclusive on all parties. If, subsequent to a grantee's voluntary termination of employment or involuntary termination of employment without cause, it is discovered that the grantee's employment could have been terminated for cause, the Administrator may deem such grantee's employment or Board membership to have been terminated for cause. A grantee's termination of employment or Board membership for cause shall be effective as of the date of the occurrence of the event giving rise to cause, regardless of when the determination of cause is made.

          (d) The term "Code" means the Internal Revenue Code of 1986, as amended.

                                  ARTICLE II.
                              Awards Under The Plan

2.1      Agreements Evidencing Awards

         Each award granted under the Plan (except an award of unrestricted stock) shall be evidenced by a written certificate ("Award Agreement") which shall contain such provisions as the Administrator may, in its sole discretion, deem necessary or desirable. By executing an Award Agreement pursuant to the Plan, a grantee thereby agrees that the award shall be subject to all of the terms and provisions of the Plan and the applicable Award Agreement.

2.2 Grant of Stock Options, Stock Appreciation Rights, Restricted Stock Units and Dividend Equivalent Rights

          (a) Stock Option Grants. The Administrator may grant incentive stock options and non-qualified stock options ("options") to purchase shares of Common Stock from the Company, to such key persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions, as the Administrator shall determine, in its sole discretion, subject to the provisions of the Plan. The Administrator may not grant incentive stock options to non-employee directors.

          (b) Stock Appreciation Right Grants; Types of Stock Appreciation Rights. The Administrator may grant stock appreciation rights to such key persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions, as the Administrator shall determine, in its sole discretion, subject to the provisions of the Plan. The terms of a stock appreciation right may provide that it shall be automatically exercised for a cash payment upon the happening of a specified event that is outside the control of the grantee, and that it shall not be otherwise exercisable. Stock appreciation rights may be granted in connection with all or any part of, or independently of, any option granted under the Plan. A stock appreciation right granted in connection with an option may be granted at or after the time of grant of such option.

          (c) Nature of Stock Appreciation Rights. The grantee of a stock appreciation right shall have the right, subject to the terms of the Plan and the applicable Award Agreement, to receive from the Company an amount equal to
(i) the excess of the Fair Market Value of a share of Common Stock on the date of exercise of the stock appreciation right over the Fair Market Value of a share of Common Stock on the date of grant (or over the option exercise price if the stock appreciation right is granted in connection with an option), multiplied by (ii) the number of shares with respect to which the stock appreciation right is exercised. Payment upon exercise of a stock appreciation right shall be in cash or in shares of Common Stock (valued at their Fair Market Value on the date of exercise of the stock appreciation right) or both, all as the Administrator shall determine in its sole discretion; provided, however, that a stock appreciation right settled in cash shall be exercisable only to the extent that such exercise complies with Section 409A of the Code. Upon the exercise of a stock appreciation right granted in connection with an option, the number of shares subject to the option shall be reduced by the number of shares with respect to which the stock appreciation right is exercised. Upon the exercise of an option in connection with which a stock appreciation right has been granted, the number of shares subject to the stock appreciation right shall be reduced by the number of shares with respect to which the option is exercised.

          (d) Option Exercise Price. Each Award Agreement with respect to an option shall set forth the amount (the "option exercise price") payable by the grantee to the Company upon exercise of the option evidenced thereby. The option exercise price per share shall be determined by the Administrator in its sole discretion and in accordance with the requirements of Section 409A of the Code; provided, however, that the option exercise price of an incentive stock option shall be at least 100% of the Fair Market Value of a share of Common Stock on the date the option is granted, and provided further that in no event shall the option exercise price be less than the par value of a share of Common Stock.

          (e) Exercise Period. Each Award Agreement with respect to an option or stock appreciation right shall set forth the periods during which the award evidenced thereby shall be exercisable, whether in whole or in part. Such periods shall be determined by the Administrator in its sole discretion; provided, however, that no option or a stock appreciation right shall be exercisable more than 10 years after the date of grant, and provided further that, except as and to the extent that the Administrator may otherwise provide pursuant to Sections 2.5, 3.7 or 3.8, no option or stock appreciation right shall be exercisable prior to the first anniversary of the date of grant. (See the default exercise period provided for under Sections 2.3(a) and (b).)

          (f) Reload Options. The Administrator may, in its sole discretion, include in any Award Agreement with respect to an option (the "original option") a provision that an additional option (the "reload option") shall be granted to any grantee who, pursuant to Section 2.3(e)(ii), delivers shares of Common Stock in partial or full payment of the exercise price of the original option. The reload option shall be for a number of shares of Common Stock equal to the number thus delivered, shall have an exercise price equal to the Fair Market Value of a share of Common Stock on the date of exercise of the original option, and shall have an expiration date no later than the expiration date of the original option. In the event that an Award Agreement provides for the grant of a reload option, such Agreement shall also provide that the exercise price of the original option be no less than the Fair Market Value of a share of Common Stock on its date of grant, and that any shares that are delivered pursuant to
Section 2.3(e)(ii) in payment of such exercise price shall have been held for at least six months.

          (g) Dividend Equivalent Rights. The Administrator may, in its sole discretion and subject to the requirements of Section 409A of the Code, include in any Award Agreement with respect to an option, stock appreciation right or performance shares, a dividend equivalent right entitling the grantee to receive amounts equal to the ordinary dividends that would be paid, during the time such award is outstanding and unexercised, on the shares of Common Stock covered by such award if such shares were then outstanding. In the event such a provision is included in an Award Agreement, the Administrator shall determine whether such payments shall be made in cash or in shares of Common Stock, whether they shall be conditioned upon the exercise of the award to which they relate, the time or times at which they shall be made, and such other vesting and forfeiture provisions and other terms and conditions as the Administrator shall deem appropriate.

          (h) Restricted Stock Units. The Administrator may, in its sole discretion, grant restricted stock units to such key persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions, as the Administrator shall determine, in its sole discretion, subject to the provisions of the Plan. A restricted stock unit granted under the Plan shall confer upon the grantee a right to receive from the Company, upon the occurrence of an event specified in the Award Agreement, such grantee's vested restricted stock units multiplied by the Fair Market Value of a share of Common Stock. Restricted stock units may be granted in connection with all or any part of, or independently of, any award granted under the Plan. A restricted stock unit granted in connection with another award may be granted at or after the time of grant of such award.

          (i) Incentive Stock Option Limitation: Exercisability. To the extent that the aggregate Fair Market Value (determined as of the time the option is granted) of the stock with respect to which incentive stock options are first exercisable by any employee during any calendar year shall exceed $100,000, or such higher amount as may be permitted from time to time under section 422 of the Code, such options shall be treated as non-qualified stock options.

          (j) Incentive Stock Option Limitation; 10% Owners. Notwithstanding the provisions of paragraphs (d) and (e) of this Section 2.2, an incentive stock option may not be granted under the Plan to an individual who, at the time the option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of his employer corporation or of its parent or subsidiary corporations (as such ownership may be determined for purposes of section 422(b)(6) of the Code) unless (i) at the time such incentive stock option is granted the option exercise price is at least 110% of the Fair Market Value of the shares subject thereto and (ii) the incentive stock option by its terms is not exercisable after the expiration of 5 years from the date it is granted.

2.3      Exercise of Options, Stock Appreciation Rights and Restricted Stock
Units

         Subject to the other provisions of this Article II, each option, stock appreciation right and restricted stock unit granted under the Plan shall be exercisable as follows:

          (a) Timing and Extent of Exercise. Options, stock appreciation rights and restricted stock units shall be exercisable at such times and under such conditions as set forth in the corresponding Award Agreement, but in no event shall any such award be exercisable prior to the first anniversary or subsequent to the tenth anniversary of the date on which such award was granted. Unless the applicable Award Agreement otherwise provides, an option, stock appreciation right or restricted stock unit may be exercised from time to time as to all or part of the shares or units as to which such award is then exercisable. A stock appreciation right granted in connection with an option may be exercised at any time when, and to the same extent that, the related option may be exercised.

          (b) Notice of Exercise. An option, stock appreciation right or restricted stock unit shall be exercised by the filing of a written notice with the Company or the Company's designated exchange agent (the "exchange agent"), on such form and in such manner as the Administrator shall in its sole discretion prescribe.

          (c) Payment of Exercise Price. Any written notice of exercise of an option shall be accompanied by payment for the shares being purchased. Such payment shall be made: (i) by certified or official bank check (or the equivalent thereof acceptable to the Company or its exchange agent) for the full option exercise price; or (ii) with the consent of the Administrator, by delivery of shares of Common Stock having a Fair Market Value (determined as of the exercise date) equal to all or part of the option exercise price and a certified or official bank check (or the equivalent thereof acceptable to the Company or its exchange agent) for any remaining portion of the full option exercise price; or (iii) at the discretion of the Administrator and to the extent permitted by law, by such other provision, consistent with the terms of the Plan, as the Administrator may from time to time prescribe (whether directly or indirectly through the exchange agent).

          (d) Delivery of Certificates Upon Exercise. Subject to the provision of section 2.3(e), promptly after receiving payment of the full option exercise price, or after receiving notice of the exercise of a stock appreciation right for which payment will be made partly or entirely in shares, the Company or its exchange agent shall, subject to the provisions of Section 3.2, deliver to the grantee or to such other person as may then have the right to exercise the award, a certificate or certificates for the shares of Common Stock for which the award has been exercised. If the method of payment employed upon option exercise so requires, and if applicable law permits, an optionee may direct the Company or its exchange agent, as the case may be, to deliver the stock certificate(s) to the optionee's stockbroker.

          (e) Investment Purpose and Legal Requirements. Notwithstanding the foregoing, at the time of the exercise of any option, the Company may, if it shall deem it necessary or advisable for any reason, require the holder of such option (i) to represent in writing to the Company that it is the optionee's then intention to acquire the Shares with respect to which the option is to be exercised for investment and not with a view to the distribution thereof, or
(ii) to postpone the date of exercise until such time as the Company has available for delivery to the optionee a prospectus meeting the requirements of all applicable securities laws; and no shares shall be issued or transferred upon the exercise of any option unless and until all legal requirements applicable to the issuance or transfer of such Shares have been complied with to the satisfaction of the Company. The Company shall have the right to condition any issuance of shares to any optionee hereunder on such optionee's undertaking in writing to comply with such restrictions on the subsequent transfer of such shares as the Company shall deem necessary or advisable as a result of any applicable law, regulation or official interpretation thereof, and certificates representing such shares may contain a legend to reflect any such restrictions.

          (f) No Shareholder Rights. No grantee of an option, stock appreciation right or restricted stock unit (or other person having the right to exercise such award) shall have any of the rights of a shareholder of the Company with respect to shares subject to such award until the issuance of a stock certificate to such person for such shares. Except as otherwise provided in
Section 1.5, no adjustment shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities or other property) for which the record date is prior to the date such stock certificate is issued.

2.4      Compensation in Lieu of Exercise of an Option

         Upon written application of the grantee of an option, the Administrator may in its sole discretion determine to substitute, for the exercise of such option, compensation to the grantee not in excess of the difference between the option exercise price and the Fair Market Value of the shares covered by such written application on the date of such application. Such compensation may be in cash, in shares of Common Stock, or both, and the payment thereof may be subject to conditions, all as the Administrator shall determine in its sole discretion. In the event compensation is substituted pursuant to this Section 2.4 for the exercise, in whole or in part, of an option, the number of shares subject to the option shall be reduced by the number of shares for which such compensation is substituted.

2.5      Termination of Employment

          (a) General Rule. Except to the extent otherwise provided in paragraphs (b), (c), (d) or (e) of this Section 2.5 or Section 3.8(b)(iii), a grantee who incurs a termination of employment may exercise any outstanding option or stock appreciation right on the following terms and conditions: (i) exercise may be made only to the extent that the grantee was entitled to exercise the award on the termination of employment date; and (ii) exercise must occur within three months after termination of employment but in no event after the original expiration date of the award.

          (b) Dismissal for Cause; Resignation. If a grantee incurs a termination of employment as the result of a dismissal for cause or resignation without the Company's prior consent, as applicable, all options and stock appreciation rights not theretofore exercised shall terminate upon the grantee's termination of employment.

          (c) Retirement. If a grantee incurs a termination of employment as the result of his retirement, then any outstanding option, stock appreciation right or restricted stock unit shall be exercisable pursuant to its terms. For this purpose "retirement" shall mean a grantee's termination of employment, under circumstances other than those described in paragraph (b) above, on or after:
(x) his 65th birthday, (y) the date on which he has attained age 60 and completed at least five years of service with the Company, as applicable, (using any method of calculation the Administrator deems appropriate) or (z) if approved by the Administrator, on or after he has completed at least 20 years of service.

          (d) Disability. If a grantee incurs a termination of employment by reason of a disability (as defined below), then any outstanding option, stock appreciation right or restricted stock unit shall be exercisable pursuant to its terms. For this purpose "disability" shall mean, except in connection with any physical or mental condition that would qualify a grantee for a disability benefit under the long-term disability plan maintained by the Company, if there is no such plan, a physical or mental condition that prevents the grantee from performing the essential functions of the grantee's position (with or without reasonable accommodation) for a period of six consecutive months. The existence of a disability shall be determined by the Administrator in its sole and absolute discretion.

          (e) Death.

               (i) Termination of Employment as a Result of Grantee's Death. If a grantee incurs a termination of employment as the result of his death, then any outstanding option, stock appreciation right or restricted stock unit shall be exercisable pursuant to its terms.

               (ii) Restrictions on Exercise Following Death. Any such exercise of an award following a grantee's death shall be made only by the grantee's executor or administrator or other duly appointed representative reasonably acceptable to the Administrator, unless the grantee's will specifically disposes of such award, in which case such exercise shall be made only by the recipient of such specific disposition. If a grantee's personal representative or the recipient of a specific disposition under the grantee's will shall be entitled to exercise any award pursuant to the preceding sentence, such representative or recipient shall be bound by all the terms and conditions of the Plan and the applicable Award Agreement which would have applied to the grantee including, without limitation, the provisions of Sections 3.2 and 3.5 hereof.

          (f) Special Rules for Incentive Stock Options. No option that remains exercisable for more than three months following a grantee's termination of employment for any reason other than death or disability, or for more than one year following a grantee's termination of employment as the result of his becoming disabled, may be treated as an incentive stock option.

          (g) Administrator Discretion. The Administrator, in the applicable Award Agreement, may waive or modify the application of the foregoing provisions of this Section 2.5 to the extent such waiver or modification is consistent with favorable tax treatment of amounts payable hereunder.

2.6 Transferability of Options, Stock Appreciation Rights and Restricted Stock Units

         Except as otherwise provided in an applicable Award Agreement evidencing an option, stock appreciation right or restricted stock unit, during the lifetime of a grantee, each such award granted to a grantee shall be exercisable only by the grantee and no such award shall be assignable or transferable otherwise than by will or by the laws of descent and distribution. The Administrator may, in any applicable Award Agreement evidencing an option (other than an incentive stock option to the extent inconsistent with the requirements of section 422 of the Code applicable to incentive stock options), permit a grantee to transfer all or some of the options to (A) the grantee's spouse, children or grandchildren ("Immediate Family Members"), (B) a trust or trusts for the exclusive benefit of such Immediate Family Members, or (C) other parties approved by the Administrator in its sole and absolute discretion. Following any such transfer, any transferred options shall continue to be subject to the same terms and conditions as were applicable immediately prior to the transfer.

2.7      Grant of Restricted Stock

          (a) Restricted Stock Grants. The Administrator may grant restricted shares of Common Stock to such key persons, in such amounts, and subject to such vesting and forfeiture provisions and other terms and conditions as the Administrator shall determine in its sole discretion, subject to the provisions of the Plan. Restricted stock awards may be made independently of or in connection with any other award under the Plan. A grantee of a restricted stock award shall have no rights with respect to such award unless such grantee accepts the award within such period as the Administrator shall specify by accepting delivery of a restricted stock agreement in such form as the Administrator shall determine and, in the event the restricted shares are newly issued by the Company, makes payment to the Company its exchange agent by certified or official bank check (or the equivalent thereof acceptable to the Company) in an amount at least equal to the par value of the shares covered by the award.

          (b) Issuance of Stock Certificate(s). Promptly after a grantee accepts a restricted stock award, the Company or its exchange agent shall issue to the grantee a stock certificate or stock certificates for the shares of Common Stock covered by the award or shall establish an account evidencing ownership of the stock in uncertificated form. Upon the issuance of such stock certificate(s), or establishment of such account, the grantee shall have the rights of a shareholder with respect to the restricted stock, subject to: (i) the nontransferability restrictions and forfeiture provision described in paragraphs
(d) and (e) of this Section 2.7; (ii) in the Administrator's discretion, to a requirement that any dividends paid on such shares shall be held in escrow until all restrictions on such shares have lapsed; and (iii) any other restrictions and conditions contained in the applicable restricted stock agreement.

          (c) Custody of Stock Certificate(s). Unless the Administrator shall otherwise determine, any stock certificates issued evidencing shares of restricted stock shall remain in the possession of the Company until such shares are free of any restrictions specified in the applicable restricted stock agreement. The Administrator may direct that such stock certificate(s) bear a legend setting forth the applicable restrictions on transferability.

          (d) Nontransferability. Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as otherwise specifically provided in this Plan or the applicable restricted stock agreement. The Administrator at the time of grant shall specify the date or dates (which may depend upon or be related to the attainment of performance goals and other conditions) on which the nontransferability of the restricted stock shall lapse.

          (e) Consequence of Termination of Employment. A grantee's termination of employment for any reason (including death) shall cause the immediate forfeiture of all shares of restricted stock that have not yet vested as of the date of such termination of employment. All dividends paid on such shares also shall be forfeited, whether by termination of any escrow arrangement under which such dividends are held, by the grantee's repayment of dividends he received directly, or otherwise.

2.8      Grant of Unrestricted Stock

          The Administrator may grant (or sell at a purchase price at least equal to par value) shares of Common Stock free of restrictions under the Plan, to such key persons and in such amounts and subject to such forfeiture provisions as the Administrator shall determine in its sole discretion. Shares may be thus granted or sold in respect of past services or other valid consideration.

2.9      Grant of Performance Shares

          (a) Performance Share Grants. The Administrator may grant performance share awards to such key persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions, as the Administrator shall in its sole discretion determine, subject to the provisions of the Plan. Such an award shall entitle the grantee to acquire shares of Common Stock, or to be paid the value thereof in cash, as the Administrator shall determine, if specified performance goals are met. Performance shares may be awarded independently of, or in connection with, any other award under the Plan. A grantee shall have no rights with respect to a performance share award unless such grantee accepts the award by accepting delivery of an Award Agreement at such time and in such form as the Administrator shall determine.

          (b) Shareholder Rights. The grantee of a performance share award will have the rights of a shareholder only as to shares for which a stock certificate has been issued pursuant to the award and not with respect to any other shares subject to the award.

          (c) Consequence of Termination of Employment. Except as may otherwise be provided by the Administrator at any time prior to a grantee's termination of employment, the rights of a grantee of a performance share award shall automatically terminate upon the grantee's termination of employment by the Company or its subsidiaries for any reason (including death).

          (d) Exercise Procedures; Automatic Exercise. At the discretion of the Administrator, the applicable Award Agreement may set out the procedures to be followed in exercising a performance share award or it may provide that such exercise shall be made automatically after satisfaction of the applicable performance goals.

          (e) Tandem Grants; Effect on Exercise. Except as otherwise specified by the Administrator, (i) a performance share award granted in tandem with an option may be exercised only while the option is exercisable, (ii) the exercise of a performance share award granted in tandem with any other award shall reduce the number of shares subject to such other award in the manner specified in the applicable Award Agreement, and (iii) the exercise of any award granted in tandem with a performance share award shall reduce the number of shares subject to the latter in the manner specified in the applicable Award Agreement.

          (f) Nontransferability. Performance shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as otherwise specifically provided in this Plan or the applicable Award Agreement. The Administrator at the time of grant shall specify the date or dates (which may depend upon or be related to the attainment of performance goals and other conditions) on which the nontransferability of the performance shares shall lapse.

                                  ARTICLE III.
                                  Miscellaneous

3.1      Amendment of the Plan; Modification of Awards

          (a) Amendment of the Plan. The Board may from time to time suspend, discontinue, revise or amend the Plan in any respect whatsoever, except that no such amendment shall materially impair any rights or materially increase any obligations under any award theretofore made under the Plan without the consent of the grantee (or, upon the grantee's death, the person having the right to exercise the award). For purposes of this Section 3.1, any action of the Board or the Administrator that in any way alters or affects the tax treatment of any award shall not be considered to materially impair any rights of any grantee.

          (b) Shareholder Approval Requirement. Shareholder approval shall be required with respect to any amendment to the Plan that (i) increases the aggregate number of shares that may be issued pursuant to incentive stock options or changes the class of employees eligible to receive such options; or
(ii) materially increases the benefits under the Plan to persons whose transactions in Common Stock are subject to section 16(b) of the Securities Exchange Act of 1934, as amended, or increases the benefits under the Plan to such person, or materially increases the number of shares which may be issued to such persons, or materially modifies the eligibility requirements affecting such persons.

          (c) Modification of Awards. The Administrator may cancel any award under the Plan. Subject to the requirements of Section 409A of the Code, the Administrator also may amend any outstanding Award Agreement, including, without limitation, by amendment which would: (i) accelerate the time or times at which the award becomes unrestricted or may be exercised, provided that, except as and to the extent that the Administrator may otherwise provide pursuant to Section 2.5, 3.7 or 3.8, no option, stock appreciation right or restricted stock unit shall be exercisable prior to the first anniversary of its date of grant; (ii) waive or amend any goals, restrictions or conditions set forth in the Agreement; or (iii) waive or amend the operation of Section 2.5 with respect to the termination of the award upon termination of employment. However, any such cancellation or amendment (other than an amendment pursuant to Sections 3.7 or 3.8(b)) that materially impairs the rights or materially increases the obligations of a grantee under an outstanding award shall be made only with the consent of the grantee (or, upon the grantee's death, the person having the right to exercise the award).

3.2      Consent Requirement

          (a) No Plan Action Without Required Consent. If the Administrator shall at any time determine that any Consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the granting of any award under the Plan, the issuance or purchase of shares or other rights thereunder, or the taking of any other action thereunder (each such action being hereinafter referred to as a "Plan Action"), then such Plan Action shall not be taken, in whole or in part, unless and until such Consent shall have been effected or obtained to the full satisfaction of the Administrator.

          (b) Consent Defined. The term "Consent" as used herein with respect to any Plan Action means (i) any and all listings, registrations or qualifications in respect thereof upon any securities exchange or under any federal, state or local law, rule or regulation, (ii) any and all written agreements and representations by the grantee with respect to the disposition of shares, or with respect to any other matter, which the Administrator shall deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made and (iii) any and all consents, clearances and approvals in respect of a Plan Action by any governmental or other regulatory bodies.

3.3      Nonassignability

          Except as provided in Sections 2.5(e), 2.6, 2.7(d) and 2.9(f): (a) no award or right granted to any person under the Plan or under any Award Agreement shall be assignable or transferable other than by will or by the laws of descent and distribution; and (b) all rights granted under the Plan or any Award Agreement shall be exercisable during the life of the grantee only by the grantee or the grantee's legal representative.

3.4      Requirement of Notification of Election Under Section 83(b) of the Code

          If any grantee shall, in connection with the acquisition of shares of Common Stock under the Plan, make the election permitted under section 83(b) of the Code (i.e., an election to include in gross income in the year of transfer the amounts specified in section 83(b)), such grantee shall notify the Company of such election within 10 days of filing notice of the election with the Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under the authority of Code section 83(b).

3.5      Requirement of Notification Upon Disqualifying Disposition Under
Section 421(b) of the Code

         Each Award Agreement with respect to an incentive stock option shall require the grantee to notify the Company of any disposition of shares of Common Stock issued pursuant to the exercise of such option under the circumstances described in section 421(b) of the Code (relating to certain disqualifying dispositions), within 10 days of such disposition.

3.6      Withholding Taxes

          (a) With Respect to Cash Payments. Whenever cash is to be paid pursuant to an award under the Plan, the Company shall be entitled to deduct therefrom an amount sufficient in its opinion to satisfy all federal, state and other governmental tax withholding requirements related to such payment.

          (b) With Respect to Delivery of Common Stock. Whenever shares of Common Stock are to be delivered pursuant to an award under the Plan, the Company shall be entitled to require as a condition of delivery that the grantee remit to the Company an amount sufficient in the opinion of the Company to satisfy all federal, state and other governmental tax withholding requirements related thereto. With the approval of the Administrator, which the Administrator shall have sole discretion whether or not to give, the grantee may satisfy the foregoing condition by electing to have the Company withhold from delivery shares having a value equal to the amount of tax to be withheld. Such shares shall be valued at their Fair Market Value as of the date on which the amount of tax to be withheld is determined. Fractional share amounts shall be settled in cash. Such a withholding election may be made with respect to all or any portion of the shares to be delivered pursuant to an award.

3.7      Adjustment Upon Changes in Common Stock

          (a) Shares Available for Grants. In the event of any change in the number of shares of Common Stock outstanding by reason of any stock dividend or split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or similar corporate change, the maximum number of shares of Common Stock with respect to which the Administrator may grant awards under
Article II hereof, as described in Section 1.5(a), and the individual annual limit described in Section 1.5(e), shall be appropriately adjusted by the Administrator. In the event of any change in the number of shares of Common Stock outstanding by reason of any other event or transaction, the Administrator may, but need not, make such adjustments in the number and class of shares of Common Stock with respect to which awards: (i) may be granted under Article II hereof and (ii) granted to any one employee of the Company or a subsidiary during any one calendar year, in each case as the Administrator may deem appropriate.

          (b) Outstanding Restricted Stock and Performance Shares. Unless the Administrator in its sole and absolute discretion otherwise determines, any securities or other property (including dividends paid in cash) received by a grantee with respect to a share of restricted stock, the issue date with respect to which occurs prior to such event, but which has not vested as of the date of such event, as a result of any dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination, exchange of shares or otherwise will not vest until such share of restricted stock vests, and shall be promptly deposited with the Company or other custodian designated pursuant to
Section 2.7(c) hereof.

          The Administrator may, in its absolute discretion, adjust any grant of shares of restricted stock, the issue date with respect to which has not occurred as of the date of the occurrence of any of the following events, or any grant of performance shares, to reflect any dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination, exchange of shares or similar corporate change as the Administrator may deem appropriate to prevent the enlargement or dilution of rights of grantees.

          (c) Outstanding Options, Stock Appreciation Rights and Dividend Equivalent Rights--Increase or Decrease in Issued Shares Without Consideration. Subject to any required action by the shareholders of the Company, in the event of any increase or decrease in the number of issued shares of Common Stock resulting from a subdivision or consolidation of shares of Common Stock or the payment of a stock dividend (but only on the shares of Common Stock), or any other increase or decrease in the number of such shares effected without receipt of consideration by the Company, the Administrator shall proportionally adjust the number of shares of Common Stock subject to each outstanding option and stock appreciation right, and the exercise price-per-share of Common Stock of each such option and stock appreciation right and the number of any related dividend equivalent rights.

          (d) Outstanding Options, Stock Appreciation Rights, Restricted Stock Units and Dividend Equivalent Rights--Certain Mergers. Subject to any required action by the shareholders of the Company, in the event that the Company shall be the surviving corporation in any merger or consolidation (except a merger or consolidation as a result of which the holders of shares of Common Stock receive securities of another corporation), each option, stock appreciation right and dividend equivalent right outstanding on the date of such merger or consolidation shall pertain to and apply to the securities which a holder of the number of shares of Common Stock subject to such option, stock appreciation right, restricted stock unit or dividend equivalent right would have received in such merger or consolidation.

          (e) Outstanding Options, Stock Appreciation Rights, Restricted Stock Units and Dividend Equivalent Rights--Certain Other Transactions. In the event of (i) a dissolution or liquidation of the Company, (ii) a sale of all or substantially all of the Company's assets, (iii) a merger or consolidation involving the Company in which the Company is not the surviving corporation or
(iv) a merger or consolidation involving the Company in which the Company is the surviving corporation but the holders of shares of Common Stock receive securities of another corporation and/or other property, including cash, the Administrator shall, in its absolute discretion, have the power to:

          (i) cancel, effective immediately prior to the occurrence of such event, each option, stock appreciation right and restricted stock unit (including each dividend equivalent right related thereto) outstanding immediately prior to such event (whether or not then exercisable), and, in full consideration of such cancellation, pay to the grantee to whom such option or stock appreciation right was granted an amount in cash, for each share of Common Stock subject to such option or stock appreciation right, respectively, equal to the excess of (x) the value, as determined by the Administrator in its absolute discretion applied in accordance with Section 409A of the Code, of the property (including cash) received by the holder of a share of Common Stock as a result of such event over (y) the exercise price of such option or stock appreciation right; or

          (ii) provide for the exchange of each option, stock appreciation right and restricted stock unit (including any related dividend equivalent right) outstanding immediately prior to such event (whether or not then exercisable) for an option on, stock appreciation right, restricted stock unit and dividend equivalent right with respect to, as appropriate, some or all of the property which a holder of the number of shares of Common Stock subject to such option, stock appreciation right or restricted stock unit would have received and, incident thereto, make an equitable adjustment as determined by the Administrator in its absolute discretion applied in accordance with Section 409A of the Code in the exercise price of the option, stock appreciation right or restricted stock unit, or the number of shares or amount of property subject to the option, stock appreciation right, restricted stock unit or dividend equivalent right or, if appropriate, provide for a cash payment to the grantee to whom such option, stock appreciation right or restricted stock unit was granted in partial consideration for the exchange of the option, stock appreciation right or restricted stock unit.

          (f) Outstanding Options, Stock Appreciation Rights, Restricted Stock Units and Dividend Equivalent Rights--Other Changes. In the event of any change in the capitalization of the Company or a corporate change other than those specifically referred to in Sections 3.7(c), (d) or (e) hereof, the Administrator may, in its absolute discretion exercised in accordance with
Section 409A of the Code, make such adjustments in the number and class of shares subject to options, stock appreciation rights, restricted stock units and dividend equivalent rights outstanding on the date on which such change occurs and in the per-share exercise price of each such option, stock appreciation right and restricted stock unit as the Administrator may consider appropriate to prevent dilution or enlargement of rights. In addition, if and to the extent the Administrator determines it is appropriate, the Administrator may elect to cancel each option, stock appreciation right and restricted stock unit (including each dividend equivalent right related thereto) outstanding immediately prior to such event (whether or not then exercisable), and, in full consideration of such cancellation, pay to the grantee to whom such option, stock appreciation right or restricted stock unit was granted an amount in cash, for each share of Common Stock subject to such option, stock appreciation right or restricted stock unit, respectively, equal to the excess of (i) the Fair Market Value of Common Stock on the date of such cancellation over (ii) the exercise price of such option, stock appreciation right or restricted stock unit.

          (g) No Other Rights. Except as expressly provided in the Plan, no grantee shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger or consolidation of the Company or any other corporation. Except as expressly provided in the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock subject to an award or the exercise price of any option or stock appreciation right.

3.8      Change in Control

          (a) Change in Control Defined. For purposes of this Section 3.8, "Change in Control" shall mean the occurrence of any of the following: (i) any person or "group" (within the meaning of Section 13(d)(3) of the 1934 Act), other than entities which the President of the Company directly or indirectly controls (as defined in Rule 12b-2 under the 1934 Act), acquiring "beneficial ownership" (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of fifty percent (50%) or more of the aggregate voting power of the capital stock ordinarily entitled to elect directors of the Company;

               (ii) the sale of all or substantially all of the Company's assets in one or more related transactions to a person other than such a sale to a subsidiary of the Company which does not involve a change in the equity holdings of the Company or to an entity which the President directly or indirectly controls; or

               (iii) any merger, consolidation, reorganization or similar event of the Company or any of its subsidiaries, as a result of which the holders of the voting stock of the Company immediately prior to such merger, consolidation, reorganization or similar event do not directly or indirectly hold at least fifty-one percent (51%) of the aggregate voting power of the capital stock of the surviving entity.

          Notwithstanding the foregoing, for each award subject to Section 409A of the Code, a Change in Control shall be deemed to occur under this Plan with respect to such Award only if a change in the ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Section 409A of the Code.

          (b) Effect of a Change in Control. Unless the Administrator provides otherwise in an Award Agreement, upon the occurrence of a Change in Control:

               (i) notwithstanding any other provision of this Plan, any award then outstanding shall become fully vested and any award in the form of an option, stock appreciation right or restricted stock unit shall be immediately exercisable;

               (ii) to the extent permitted by law, the Administrator may, in its sole discretion, amend any Award Agreement in such manner as it deems appropriate;

               (iii) a grantee who incurs a termination of employment for any reason, other than a dismissal for cause, concurrent with or within one year following the Change in Control may exercise any outstanding option, stock appreciation right or restricted stock unit, but only to the extent that the grantee was entitled to exercise the award on his termination of employment date, until the earlier of (A) the original expiration date of the award and (B) the later of (x) the date provided for under the terms of Section 2.5 without reference to this
          Section 3.8(b)(iii) and (y) the first anniversary of the grantee's termination of employment.

          (c) Miscellaneous. Whenever deemed appropriate by the Administrator, any action referred to in paragraph (b)(ii) of this Section 3.8 may be made conditional upon the consummation of the applicable Change in Control transaction.

3.9      Right of Discharge Reserved

         Nothing in the Plan or in any Award Agreement shall confer upon any grantee the right to continue his employment with the Company or affect any right that the Company may have to terminate such employment.

3.10     Non-Uniform Determinations

         The Administrator's determinations under the Plan need not be uniform and may be made by it selectively among persons who receive, or who are eligible to receive, awards under the Plan (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Administrator shall be entitled, among other things, to make non-uniform and selective determinations, and to enter into non-uniform and selective Award Agreements, as to (a) the persons to receive awards under the Plan, and (b) the terms and provisions of awards under the Plan.

3.11     Other Payments or Awards

         Nothing contained in the Plan shall be deemed in any way to limit or restrict the Company from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

3.12     Headings

         Any section, subsection, paragraph or other subdivision headings contained herein are for the purpose of convenience only and are not intended to expand, limit or otherwise define the contents of such subdivisions.

3.13     Effective Date and Term of Plan

          (a) Shareholder Approval. The Plan shall be subject to the requisite approval of the shareholders of the Company in accordance with the requirements of Rule 4350 of the National Association of Securities Dealers Manual and
Section 162(m) of the Code. In the absence of such approval, any Awards shall be null and void.

          (b) Termination of Plan. Unless sooner terminated by the Board or pursuant to paragraph (a) above, the provisions of the Plan respecting the grant of incentive stock options shall terminate on the tenth anniversary of the adoption of the Plan by the Board, and no incentive stock option awards shall thereafter be made under the Plan. All such awards made under the Plan prior to its termination shall remain in effect until such awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Award Agreements.

3.14     Restriction on Issuance of Stock Pursuant to Awards

         The Company shall not permit any shares of Common Stock to be issued pursuant to Awards granted under the Plan unless such shares of Common Stock are fully paid and non-assessable under applicable law.

3.15     Governing Law

         Except to the extent preempted by any applicable federal law, the Plan will be construed and administered in accordance with the laws of the State of New York, without giving effect to principles of conflict of laws.

3.16     Compliance with Section 409A of the Code

         Notwithstanding anything to the contrary contained in the Plan or in any Agreement, to the extent that the Administrator determines that the Plan or any Award is subject to Section 409A of the Code and fails to comply with the requirements of Section 409A of the Code, the Administrator reserves the right to amend or terminate the Plan and/or amend, restructure, terminate or replace the Award in order to cause the Award to either not be subject to Section 409A of the Code or to comply with the applicable provisions of such section.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  Euroseas Ltd.
                                           ---------------------------------
                                                  (Registrant)




Date      July 17, 2006               By   /s/ Aristides J. Pittas
    ------------------------------       -------------------------------------
                                              Aristides J. Pittas